UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Rural/Metro Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781748108

(CUSIP Number)

Christopher Shackelton/Adam Gray

825 Third Avenue, 36th Floor

New York, NY 10022

_____________________________________________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coliseum Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,677,459
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,677,459

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,459

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coliseum Capital, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,677,459
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,677,459

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,459

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

OO

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Coliseum Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,677,459
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,677,459

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,459

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Adam Gray

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,677,459
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,677,459

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,459

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Christopher Shackelton

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,677,459
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,677,459

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,677,459

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.8%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Rural/Metro Corporation (the "Issuer"). The principal executive office of the Issuer is located at 9221 East Via de Ventura, Scottsdale, AZ 85258.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Coliseum Capital Management, LLC ("CCM"), Coliseum Capital, LLC ("CC"), Coliseum Capital Partners, L.P. ("CCP"), Adam Gray ("Gray") and Christopher Shackelton ("Shackelton")
(collectively, the "Filers").

(b) The business address of the Filers is
825 Third Avenue, 36th Floor, New York, NY 10022.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

CCM is the Investment Adviser to, and CC is the General Partner of, CCP, an investment limited partnership. Gray and Shackelton are the Managers of CCM and CC.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Filers is listed on the cover page herein.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds used in purchasing the Stock was the working capital of CCP and the amount of funds used was $8,062,538.94.

Item 4. Purpose of Transaction

On March 27, 2008, Christopher Shackelton was elected to the Board of Directors of the Issuer. The Filers acquired the stock for investment purposes, and such purposes were made in the Filers' ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers' modifying their ownership of the Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all Stock beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since January 27, 2008:
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
No transactions

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

CCM is an investment adviser whose client, CCP, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CCP owns $4,000,000 of principal of Issuer's 12.75% notes due 2016, which notes were acquired on June 19, 2007.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G set forth in Exhibit A.

Indenture dated March 4, 2005 that sets forth the terms of notes referred to in the second paragraph of Item 6 above and filed by Issuer on March 10, 2005 as Exhibit 4.1 to its 8-K, is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2008
COLISEUM CAPITAL MANAGEMENT, LLC By: /s/ Christopher Shackelton Christopher Shackelton, Manager	COLISEUM CAPITAL, LLC By: /s/ Adam Gray Adam Gray, Manager
COLISEUM CAPITAL PARTNERS, L.P. By: Coliseum Capital, LLC, General Partner By: /s/ Adam Gray Adam Gray, Manager	By: /s/ Christopher Shackelton Christopher Shackelton By: /s/ Adam Gray Adam Gray

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Rural/Metro Corporation. For that purpose, the undersigned hereby constitute and appoint Coliseum Capital Management, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: April 1, 2008
COLISEUM CAPITAL MANAGEMENT, LLC By: /s/ Christopher Shackelton Christopher Shackelton, Manager	COLISEUM CAPITAL, LLC By: /s/ Adam Gray Adam Gray, Manager
COLISEUM CAPITAL PARTNERS, L.P. By: Coliseum Capital, LLC, General Partner By: /s/ Adam Gray Adam Gray, Manager	By: /s/ Christopher Shackelton Christopher Shackelton By: /s/ Adam Gray Adam Gray

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